SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
333 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60606

Tel: (312) 407-0700
Fax: (312) 407-0411

                                      May 13, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re:
    Filing of Registration Statement on Form S-1 of
    CF Industries Holdings, Inc.

Ladies and Gentlemen:

        On behalf of CF Industries Holdings, Inc., a Delaware corporation (the "Company"), we transmit herewith for filing under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form S-1 of the Company (the "Registration Statement") in connection with the proposed offering and sale by the Company of shares of its common stock.

        The applicable filing fee under Section 6(b) of the Securities Act with respect to the Registration Statement is $82,390.00, which was remitted on May 13, 2005, via wire transfer to the U.S. Treasury designated lockbox depository at Mellon Bank in Pittsburgh, Pennsylvania.

        If you have any questions or comments in connection with the Registration Statement, please contact the undersigned at (312) 407-0784. Facsimile transmissions may be sent to the undersigned at (312) 407-0411.

Very truly yours,
/s/ Richard C. Witzel, Jr.